

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Wessel Booysen
Chief Financial Officer
Charlotte's Web Holdings, Inc.
1801 California Street
Suite 4800
Denver, CO 80202

Re: Charlotte's Web Holdings, Inc.
Form 10-12G
Exhibit No. 10.3
Filed November 5, 2021
File No. 000-56364

Dear Mr. Booysen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance